UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-29871

Radvision Ltd.
(Exact name of registrant as specified in its charter)

24 Raoul Wallenberg Street Tel Aviv, Israel, 69719 +972-3-7679394
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices):

Ordinary Shares, NIS 0.10 Par Value
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	1

Pursuant to the requirements of the Securities Exchange Act of 1934 Radvision Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	/s/ Rael Kolevsohn
		Name:	Rael Kolevsohn
Date:	June 18, 2012	Title:	Corporate Vice President and General Counsel

SEC 069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays acurrently valid OMB control number.